

May 24, 2006

Mail Stop 7010

Mr. Rodney M. Boucher, Chief Executive Officer
Microfield Group, Inc.
1631 NW Thurman, Suite 200
Portland, Oregon 97209

RE: Microfield Group, Inc.
       Form 10 - KSB
       Filed on April 6, 2006
       File No.: 0-26226

Dear Mr. Boucher:

We have reviewed your proposed response and have the following additional comments. Where indicated, we think you should revise your document in response to these comments, If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detail as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Evaluation of Disclosure Controls and Procedures

1. In the third paragraph, please revise to state that your certifying officers concluded your disclosure controls and procedures were not effective.

2. The phrase "but needed additional improvement in general" at the end of this revise sentence is confusing. Please either revise to state "and needed additional improvement" or delete the sentence since it appears you no longer need it.

3. Please delete the word "absolutely" in the fourth sentence since the difference between not being effective and not being absolutely effective is not clear or easily ascertainable.Please

describe the additional procedures that you performed to compensate for the lack of established controls. Please define what you mean by "established" controls.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request as least two business days in advance of the requested effective date.

If you have any questions regarding the above comments, please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or me at (202) 551-4667.

Sincerely,



Pamela A. Long
Assistant Director